

October 11, 2012

Via E-Mail
Bipin C. Shah, CEO
Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, PA

**Re: Universal Business Payment Solutions Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 001-35170
Filed September 12, 2012**

Dear Mr. Shah:

We have reviewed your proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In your letter and notice to stockholders, please disclose the aggregate value of the consideration that will be provided by UBPS to acquire the JetPay, EMS, and ADC Entities.

2.   In the appropriate places in your proxy statement, please revise to clarify how the fair value of the proposed acquisitions are calculated to determine if they represent the minimum of 80% of the value of the trust.

3.   Since stockholders are not required to vote against the proposals to redeem their shares, it is possible that the trust funds may be depleted significantly despite the acquisitions being approved by a majority of stockholders present. Please expand your disclosure to discuss this situation and consider adding a risk factor.

Summary of the Proxy Statement

EMS, page 20

4.   Please revise to clarify how the 20% revenue growth rate from 2009 to 2011 is
        calculated. It is unclear, for example, if it is an annualized average using USGAAP
        revenue figures.

Summary of the Terms of the Transaction, page 21

5.   Please revise this section to clarify that AD Computer will acquire 100% of PTFS prior to
        its merger with UBPS.

6.   Please revise the summary term sheet to address the following:

        •   Disclose the stock price targets for WLES to be entitled to receive an additional
            $5,000,000 in cash and shares of UBPS;
        •   Describe the obligations of the EMS Stockholders partially securitized by the
            escrow agreement and how the amounts in escrow may be distributed during the
            18-month window;
        •   Clarify when the UBPS public warrants become redeemable; and
        •   Describe the purchase price adjustments relating to net working capital, cash and
            indebtedness for AD Computer's stockholders.

7.   On page 22, you indicate that if the Acquisition Proposal is approved, UBPS may elect,
        and appears to have the discretion, to consummate any combination of transactions to
        achieve the minimum acquisition. Please revise throughout, as appropriate, to clarify this
        and to specify whether the board has determined the order of priority to be given to
        consummating one or more of the transactions. In addition, clarify whether UBPS would
        be subject to damages if it chose not consummate one or more of the three transactions if
        all of the closing conditions were met.

8.   Since it does not appear that the consummation of any one transaction is contingent upon
        consummation of any other, please tell us and disclose whether the proposal to acquire
        each separate business should be presented as a separate matter to be voted upon. Please
        refer to Rule 14a-4(a)(3).

Risk Factors, page 31

9.   It appears that a risk factor is warranted regarding your possible noncompliance with the
        Nasdaq minimum public holders rule and possible delisting, as reported in your Form 8-
        K filed September 17, 2012. Please revise or advise.

The Transaction

The Background of the Transaction, page 56

10.   Please revise this section to provide a brief description of the other types of businesses
        that the board and management considered acquiring.

11.   Please revise to clarify the services or "material assistance" that EarlyBird provided
        UBPS for its contingent fee of approximately $2,070,000.

12.   Please identify the former employee of Mr. Shah that introduced JetPay to UBPS, as
        described on page 58.

13.   Please expand your discussion to provide more detailed disclosure regarding the financial
        and other information, due diligence, and data requirements that are referenced
        throughout the background discussions of each of the three merger agreements described
        on pages 58 through 60.

14.   To the extent relevant, please provide expanded disclosure regarding the negotiations of
        the material terms of each of the three merger agreements. We note that only the terms
        that eventually became the agreed upon terms are discussed in detail. If there were any
        other offers or counter-offers for material terms such as consideration, please disclose
        them.

Recommendation of the UBPS Board; UBPS's Reasons for the Acquisition Proposal, page 62

15.   Please revise each bullet point discussion of the favorable factors considered by the board
        to provide more details, both qualitative and quantitative. As a non-exclusive example,
        please clarify how the board considered the valuation of comparable companies. Please
        identify the companies used in this analysis and clarify what valuation methods were
        used.

Actions That Maybe Taken to Secure Approval of UBPS Stockholders, page 65

16.   We note that UBPS, the Initial Stockholders, or UBPS management may acquire
        additional shares in the public market or in privately negotiated transactions with
        stockholders that may intend to vote against the transaction. Please explain to us whether
        such activity may be considered a tender offer.

Proposed Credit Facility, page 94

17.   Please revise to identify the unidentified lender of the proposed credit facility you seek to
        enter and file the term sheet as an exhibit, or explain why you believe such disclosure is
        not material despite the specific terms you present in your proxy statement.

18.   Please revise to clarify the impact on your Acquisition Proposal if you are unable to obtain sufficient funding to close the three acquisitions. Please consider adding a risk factor as well.

The Charter Proposal, page 102

19.   Please revise to provide more detail regarding the proposed charter changes you seek. Please clarify whether the board has unlimited discretion to set the size of the board, identify the customary market provisions that will be altered, and identify the SPAC provisions you seek to eliminate. Further, please advise us whether each of these proposed charter amendments should be presented as a separate matter to be voted upon. Please refer to Rule 14a-4(a)(3).

UBPS's Business, page 124

20.   Please revise to clarify how UBPS is funding its business combination search and due diligence costs.

Legal Proceedings, page 152

21.   Please revise to disclose whether JetPay is currently a party to a legal proceeding involving Direct Air, and if so, please identify the court and the amount of claims involved. We note that you indicate that JetPay's sponsor bank, Merrick Bank, incurred chargebacks "in excess of $25 million," but do not provide quantitative disclosure of whether the chargebacks materially exceeds the $25 million policy limits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 145, 154, and 164

22.   Please consider substantially revising your management's discussion and analyses for JetPay, EMS, and AD Computer to include overview sections for each entity that provides further quantitative and qualitative disclosure that focuses on the material trends, events, and uncertainties. Your management's discussion and analysis should give readers a view of the company through the eyes of management by providing key metrics used by management. See Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Description of Business for Jetpay, EMS and AD Computer, pages 149, 159, and 170

23.   Please revise each of the respective business sections of Jetpay, EMS, and AD Computer to provide disclosure of the competitive conditions of their respective markets, the effect of seasonality, and a description of their respective suppliers, to the extent material to an understanding of their businesses.

EMS's Business, page 159

24.   Please revise to provide a description of the business of BizFunds, LLC and how it relates to EMS's core business.

The ADC Entities' Business, page 164

25.   Please revise to provide more details of the business of PTFS and how it interacts with AD Computer. In particular, please clarify whether PTFS has any other operations outside of business related to AD Computer and its customers. Further, please describe any material agreements between AD Computer and PTFS and whether any will continue after the acquisition.

Beneficial Ownership of Securities, page 173

26.   Please revise the notes (1), (2), (4), and (5) on page 174 to disclose the natural persons that have investment or voting power of the securities beneficially owned by the entities listed in your beneficial ownership table.

Future Stockholder Proposals, page 186

27.   Please provide the deadlines for stockholders proposals required for your next annual meeting, as required by Rule 14a-5(e).

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 116

28.   We note from disclosure in Note 2 that you have included pro forma adjustments to reduce the salaries and related costs for the sellers of EMS who will depart the company upon the closing of the transaction. Please explain your basis for these adjustments and tell us what consideration was given to the requirement that the adjustments be factually supportable in accordance with Rule 11-02(b)(6)(iii) of Regulation S-X. In this regard, please tell us how you considered the uncertainty associated with whether the acquired businesses would have generated the same amount of revenue had they been managed and operated without these individuals.

Electronic Merchant Systems and Affiliate

Interim Financial Statements, page F-34

29.   Please revise to label the interim financial statements for Electronic Merchant Systems and Affiliate as of and for the six months ended June 30, 2012 and 2011 as "unaudited."

The JetPay Companies

Interim Financial Statements, Page F-63

30.   We note your disclosure on page F-66 that the interim financial statements for The JetPay Companies have not been reviewed by independent accountants. Please revise to include interim financial statements for The JetPay Companies that have been reviewed by an independent accountant. Please refer by analogy to Rule 10-01(d) of Regulation S-X.

AD Computer Corporation

Financial Statements, page F-80

31.   Please tell us what consideration was given to filing the interim period financial statements as of and for the six month period ended June 30, 2012 of A D Computer Corporation, as well as Payroll Tax Filing Services, Inc., which comprise "the ADC Entities," pursuant to Rule 3-05(b)(2) of Regulation S-X.

Other

32.   Please provide a preliminary copy of your proxy card.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 9A. Controls and Procedures, page 35

33.   We note that your principal executive and financial officers concluded that "during the period covered by this report, the Company's disclosure controls and procedures were effective." Please confirm that your disclosure controls and procedures were effective as of the end of the period covered by the report. Note that this comment also applies to your subsequent Forms 10-Q. Please refer to Exchange Act Rule 13a-15(b) and provide conforming disclosure in future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        James Lebovitz, Esq.
        Dechert LLP